SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2022

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated June 1, 2022 announces Leadership Changes to Drive Corporate Initiatives

FERROGLOBE ANNOUNCES LEADERSHIP CHANGES TO DRIVE CORPORATE INITIATIVES

LONDON, June 1, 2022 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “Company”), a leading producer of silicon metal, silicon-based alloys and manganese-based specialty alloys, is pleased to announce changes to its management team to drive the successful execution of key operational and strategic priorities.

Dr. Benoist Ollivier is appointed to the newly created role of Chief Technology & Innovation Officer and will maintain his current role as Deputy CEO.  With over twenty-five years of experience in the industry, Dr. Ollivier will leverage his unique technical and operational expertise to accelerate the Company’s advancement into high-value products, including silicon rich anodic material for lithium-ion batteries, whilst managing our R&D driven innovation.  Additionally, he will drive the development and implementation of projects supporting our ESG strategy. Dr. Ollivier has been a senior member of the Ferroglobe and Grupo FerroAtlántica management teams since 2005.  Most recently, he served as Ferroglobe’s Chief Operating Officer.

Mr. Benjamin Crespy is appointed as Chief Operating Officer and joins the senior leadership team of Ferroglobe.  In his new role, Mr. Crespy will work closely with plant managers and mining operations to oversee the execution of the operational strategy, which centers on health and safety and optimization of our global asset base to maximize profitability.  Mr. Crespy will also contribute to the development of a global purchasing and integrated supply chain capability across our platform, aimed at unlocking significant financial value and operational efficiency.  Mr. Crespy joined Grupo FerroAtlántica in 2003, and has assumed different production responsibilities across Europe, North America, and Asia.  Since 2016, Mr. Crespy has successfully managed the silicon metal facility in Bécancour, Canada, on behalf of the joint venture, making it one of the premier assets within the Ferroglobe portfolio.

Marco Levi, Ferroglobe’s Chief Executive Officer commented, “As Ferroglobe continues to drive change within the company and the industry, it is critical that we have the right leadership to support key strategic and financial initiatives.  Today’s announcement marks an important milestone as we look beyond the value creation plan and focus on longer term, sustained growth and profitability.”

Dr. Levi continued, “Benoist takes on a critical new role which solidifies Ferroglobe’s commitment to building on its legacy of innovation and focusing on higher value product and applications aimed at supporting sustainable solutions for our customers.  His deep technical knowledge, coupled with his intimate familiarity with the global assets are critical for this new role.  Benjamin has demonstrated strong leadership and developed an exceptional operational track for managing assets and overseeing projects across several geographies during his career with the company.  We are confident that he will draw on these vast experiences and add significant value as we continue to enhance flexibility across our asset footprint and leverage our production capabilities to support new product innovation.  On behalf of the organization, I thank Benoist and Benjamin for their outstanding contributions and wish them best of luck in their new roles.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications, Branding & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)